Exhibit 99.2

4Q23 and FY23 Earnings Presentation November 1, 2023

2 Highly confidential and trade secret Disclaimer The contents of any website mentioned or hyperlinked in this presentation are for informational purposes and the contents thereof are not part of or incorporated into this presentation . Certain statements made in this presentation are “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro's business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions ; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of Lavoro . These forward - looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction ; the ability to maintain the listing of Lavoro's securities on Nasdaq ; the price of Lavoro's securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro's business ; Lavoro's inability to meet or exceed its financial projections and changes in the consolidated capital structure ; changes in general economic conditions, including as a result of the COVID - 19 pandemic ; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries ; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in Lavoro's other filings with the SEC . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflect Lavoro's expectations, plans, or forecasts of future events and views as of the date of this presentation . Lavoro anticipates that subsequent events and developments will cause Lavoro's assessments to change . However, while Lavoro may elect to update these forward - looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so . These forward - looking statements should not be relied upon as representing Lavoro's assessments as of any date subsequent to the date of this presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - IFRS financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - IFRS financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - IFRS financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that non - IFRS financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - IFRS financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - IFRS measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - IFRS financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - IFRS financial measures to the nearest IFRS measure is included in this presentation .

3 Highly confidential and trade secret Brazil Market Fundamentals ▪ Expecting retail ag inputs market in Brazil to contract approx. - 20% in FY24, as input prices normalize to the pre - COVID and war in Ukraine levels ▪ Impact of crop protection channel destocking expected to persist until end of calendar 2023, with Lavoro already seeing signs of stabilization ▪ Current ag input sales bookings for the upcoming crop season marginally lower compared prior year, as farmers continue to delay their purchasing decisions. ▪ Seeing positive unit volume growth thus far in FY24, indicating to us that underlying demand for inputs remain strong, and partially driven by Lavoro gaining share ▪ Expecting our markets to return to growth in FY25 and beyond, as deflationary trends subside Business Performance ▪ Achieved FY23 consolidated revenue of $1.79 billion 1 (+24% y/y) and Adj. EBITDA $150 million (+64% y/y) ▪ FY4Q23 consolidated revenue and gross profit grew +17% and 27% y/y respectively, despite more challenging - than - expected market conditions in the final 6 weeks of the quarter Management Focus in FY24 CEO Highlights (1) USD/BRL average period exchange rate used to translate our results to USD : 4 . 952 for FY 4 Q 23 , 5 . 193 for FY 3 Q 23 , 5 . 280 for FY 1 H 23 , 4 . 924 for FY 4 Q 22 , 5 . 226 for FY 3 Q 22 , 5 . 570 for FY 1 H 22 ▪ Continuing to execute against our strategic growth pillars of expanding our portfolio of value - added agronomic and financial services, and accretive M&A ▪ Planning to capitalize on the current market environment by leveraging our scale and financial strength to grow organically our RTV headcount and accelerate share gains

Highly confidential and trade secret

4Q23 Financial Performance

In millions of US dollars[1]

Revenue


+17%
227.8
265.5
47.1
48.6
180.7
217.0
4Q22
4Q23
+17%
227.8
265.5
13.5
1.1
10.6
63.7
61.8
149.5
197.2
-4.1
4Q22
4Q23
Inputs
Grains
Intercompany / Corporate
Crop Care
Latam Ag Retail
Brazil Ag Retail

Gross Profit


+27%
37.0
46.9
3.1
5.1
8.1
10.3
9.4
21.6
26.3
4Q22
4Q23

	4Q22	4Q23
As % of Inputs revenue	20.5%	21.6%

Adjusted EBITDA


4Q22
4Q23
2.4
1.9
1.2
2.5
0.5
3.3
-4.0
-19.3
-16.3

Highlights

- Impact from crop protection channel destocking led to more challenging-than-expected market conditions in the final 6 weeks of the quarter
- In spite of this, Lavoro gross profit growth of +27% y/y, led by seed and specialty sales growth, high double-digit growth in biologicals, and the $12 million benefit from agrochemical supplier renegotiations
- Gross Margins expanded due to segment and product mix improvements, partially offset by the deflationary impact in agrochemicals and fertilizers on our distribution margins
- Adj. EBITDA also benefited from $4 million y/y decline in operating expenses, driven by overhead savings initiatives

Note: Intercompany results represent sales between Crop Care and Brazil Ag Retail segments
(1) USD/BRL average period exchange rate used to translate our results to USD: 4.952 for FY4Q23, 4.924 for FY4Q22

LAVORO

4

5 Highly confidential and trade secret Ag Input prices have already retraced back to pre - COVID levels Crop Protection Price Index 1 [January 2023 = 100] 100 72 65 40 45 50 55 60 65 70 75 80 85 90 95 100 105 Jan 97 Feb 87 Mar 77 Apr 66 May 57 Jun 60 Jul Aug Sep Herbicides Fungicides Inseticidas $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 $1,100 $1,200 $1,300 Jan - 16 Jan - 17 Jan - 18 Jan - 19 Jan - 20 Jan - 21 Jan - 22 Jan - 23 Jan - 14 Jan - 15 Jan - 24 $/ton - 54% - 29% - 65% - 58% Brazil Potash Brazil Phosphate China Glyphosate Price Observing early signs of stabilization and recovery in input prices, following sharp prices declines earlier this year (1) Upstream wholesale prices of Chinese agrochemical manufacturers, with index weighted by the 65 top active ingredients sold in Brazil

6 Highly confidential and trade secret $0 $500 $1,000 $1,500 $2,000 Crop Year USD / ha 11/12 12/13 13/14 14/15 15/16 16/17 17/18 18/19 19/20 20/21 21/22 22/23 23/24 24/25 Ø $ 628 - 40% - 43% Brazilian farmer profitability remains high Note : Lavoro analysis based on data from AgroConsult Mato Grosso (North) Parana (West) Goias (West) Minas Gerais (Northwest) Average of 5 major states Forecast 37% 31% 26% 31% 31% 34% 45% 51% 28% 30% Crop Year 11/12 12/13 13/14 14/15 15/16 25% 16/17 17/18 30% 18/19 19/20 20/21 43% 21/22 25% 22/23 23/24 24/25 Farmer Operating Margins (Avg. of 5 major states) Brazil farmer profitability decline of similar magnitude as 2012 - 2014, albeit from a higher base such that we are back to 10 - year average Farmer profit margins hover around 25%, higher than most regions of the world, and forecasted by ag consultancies to improve this Crop Year ‘23/’24 Forecast

7 Highly confidential and trade secret Financial Outlook for Fiscal Year 2024 Note : USD/BRL average period exchange rate used to translate our results to USD : 4 . 88 for FY 1 Q 24 , and 5 . 02 for FY 2 Q 24 to FY 3 Q 24 FY2024 Consolidated Financials Outlook Low High (in millions of US dollars) Revenue 2,000 2,300 Inputs revenue 1,700 2,000 Adjusted EBITDA 135 165 ▪ We anticipate 40 - 50% of our FY24 Adjusted EBITDA be delivered in 2H ▪ Expect 1Q results to be low point for the year for Adjusted EBITDA ▪ Meaningful deviaition from seasonality from patterns seen in previous years is driven by: ▪ phasing effect of Crop Care and Specialty sales shifted from 1Q to 2Q - 4Q ▪ Change in farmer purchasing patterns ▪ And anticipation for improved crop protection margins in 2H as the effects from destocking of agrochemicals dissipate

Appendix

9 Highly confidential and trade secret FY23 Financial Performance In millions of US dollars 1 Note: Intercompany results represent sales between Crop Care and Brazil Ag Retail segments (1) USD/BRL average period exchange rate used to translate our results to USD: 4.952 for FY4Q23, 5.193 for FY3Q23, 5.280 for FY1H 23, 4.924 for FY4Q22, 5.226 for FY3Q22, 5.570 for FY1H22 1,310 1,665 138 130 FY22 FY23 1,448 1,795 +24% Inputs Grains 188.8 246.0 35.9 37.9 22.7 53.8 FY22 - 5.9 FY23 247.5 331.9 +34% 69.9 111.9 14.4 17.4 7.3 28.1 - 7.7 FY22 FY23 91.6 149.8 +64% 1,184 1,502 220 233 121 62 - 19 FY22 - 61 FY23 1,448 1,795 +24% Intercompany / Corporate² Crop Care Latam Ag Retail Brazil Ag Retail As % of Inputs revenue 18.9% 19.9% 6.3% 8.3% Revenue Gross Profit Adjusted EBITDA

Highly confidential and trade secret

Summary of Financial Results for 4Q23 and FY23

In millions of US dollars[1]

Key Financial Metrics	4Q22	4Q23	Chg. %	FY22	FY23	Chg. %
Revenue by Segment	**227.8**	**265.5**	**17 %**	**1,447.9**	**1,794.9**	**24 %**
Brazil Ag Retail	149.5	197.2	32 %	1,184.2	1,502.1	27 %
Latam Ag Retail	63.7	61.8	-3 %	220.2	233.1	6 %
Crop Care	13.5	10.6	-21 %	62.4	120.8	94 %
Intercompany	1.1	(4.1)		(18.9)	(61.1)	
Revenue by Category	**227.8**	**265.6**	**17 %**	**1,448.0**	**1,794.8**	**24 %**
Inputs revenue	180.7	217.0	20 %	1,310.5	1,664.6	27 %
Grains revenue	47.1	48.6	3 %	137.5	130.2	-5 %
Gross Profit	**37.0**	**46.9**	**27 %**	**247.5**	**332.0**	**34 %**
Brazil Ag Retail	21.6	26.3	22 %	188.8	246.1	30 %
Latam Ag Retail	10.3	9.4	-9 %	35.9	38.0	6 %
Crop Care	5.1	8.1	59 %	22.7	53.8	137 %
Intercompany	–	3.1		0.1	(5.9)	
Gross Margin	*16.2 %*	*17.7%*	*150 bps*	*17.1 %*	*18.5 %*	*140 bps*
Gross Margin (% of Inputs)	*20.5 %*	*21.6%*	*110 bps*	*18.9 %*	*19.9 %*	*100 bps*
SG&A excl. D&A	(59.1)	(55.5)		(166.6)	(205.1)	
Other operating income (expense)	4.4	5.0		10.5	(53.0)	
EBITDA	**(17.7)**	**(3.6)**	**-80 %**	**91.4**	**73.9**	**-19 %**
(+) Nasdaq listing expenses	–	–		–	61.5	
(+) Other non-recurring items	1.4	6.0		0.2	14.5	
Adjusted EBITDA	**(16.3)**	**2.4**	**n.m.**	**91.6**	**149.8**	**64 %**
Adjusted EBITDA Margin %	*-7.2%*	*0.9 %*	*810 bps*	*6.3 %*	*8.3 %*	*200 bps*
Adjusted EBITDA Margin (% of Inputs)	*-9.0%*	*1.1 %*	*1,010 bps*	*7.0 %*	*9.0 %*	*200 bps*
D&A	(6.9)	(8.1)		(27.3)	(32.4)	
Finance income (costs)	(17.0)	(28.2)		(42.4)	(119.2)	
Income taxes, current and deferred	14.6	20.6		(4.6)	34.0	
Net profit	**(27.0)**	**(19.3)**	**n.m.**	**17.1**	**(43.7)**	**n.m.**
Adjusted net profit	**(25.6)**	**(13.3)**	**n.m.**	**17.3**	**32.3**	**87 %**

(1) USD/BRL average period exchange rate used to translate our results to USD: 4.952 for FY4Q23, 5.193 for FY3Q23, 5.280 for FY1H23, 4.924 for FY4Q22, 5.226 for FY3Q22, 5.570 for FY1H22

LAVORO

10

11 Highly confidential and trade secret Pro Forma Financial Results 1 Highlights of Pro Forma Results 4Q22 4Q23 Chg. % FY22 FY23 Chg. % (in millions of US dollars) Pro forma Revenue by Segment 331.8 338.8 2% 1,756.5 1,938.4 10% Pro forma Gross Profit 58.3 63.0 8% 306.1 359.4 17 % Pro forma Gross Margin 17.6% 18.6% 100 bps 17.4% 18.5% 110 bps Pro forma Adjusted EBITDA 4.5 13.4 298% 131.5 167.9 1% Pro forma Adjusted EBITDA Margin % 1.4% 4.0% 260 bps 7.5% 8.7% 120 bps (1) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial “stub period” contribution) . Pro Forma Revenues represent fully combined revenues, which include revenues from non - controlling minority shareholders . Note that the Pro Forma results displayed here include the historical financial contribution of recently acquired Referencia , and hence will not be comparable to the Pro Forma financials in the 20 - F which exclude Referencia . (2) USD/BRL average period exchange rate used to translate our results to USD : 4 . 952 for FY 4 Q 23 , 5 . 193 for FY 3 Q 23 , 5 . 280 for FY 1 H 23 , 4 . 924 for FY 4 Q 22 , 5 . 226 for FY 3 Q 22 , 5 . 570 for FY 1 H 22 In millions of US dollars 2

12 Highly confidential and trade secret Reconciliation of Adjusted EBITDA and Pro Forma Adjusted EBITDA Reconciliation of Adjusted EBITDA 4Q22 4Q23 FY22 FY23 Net Profit/Loss for the Period (27.1) (19.5) 17.1 (43.8) (+) Finance income (costs) 17.0 28.2 42.4 119.2 (+) Income taxes, current and deferred (14.6) (20.6) 4.6 (34.0) (+) Depreciation and amortization 6.1 8.2 22.3 27.2 (+) Fair value of inv. sold from acquired companies 0.9 0.2 5.0 5.1 (+) M&A expenses 0.9 0.8 3.0 2.1 (+) Gain on bargain purchases — — (3.3) — (+) Nasdaq Listing expenses — — — 61.5 (+) Stock - based compensation — 0.5 — 2.8 (+) DeSPAC related bonus — 0.9 — 5.8 (+) Related party consultancy services 0.5 3.8 0.5 3.8 Adjusted EBITDA (16.3) 2.5 91.6 149.7 (/) Revenue 227.8 265.5 1,448.0 1,794.8 Adjusted EBITDA Margin % - 7.2% 0.9% 6.3% 8.3% Reconciliation of Pro Forma Adjusted EBITDA 4Q22 4Q23 FY22 FY23 Pro forma Net Profit/Loss for the Period (11.2) (15.6) 45.9 (34.6) (+) Pro forma finance income (costs), net 16.6 33.2 45.9 124.7 (+) Pro forma income taxes current and deferred (11.0) (18.5) 10.2 (31.0) (+) Pro forma depreciation and amortization 7.5 7.6 24.2 27.4 (+) M&A expenses 0.9 0.6 5.0 5.2 (+) Fair value of inv. sold from acquired companies 1.3 0.7 3.0 2.1 (+) Gain on bargain purchases — — (3.3) — (+) Nasdaq Listing expenses — — — 61.5 (+) Pro forma stock - based compensation — 0.5 — 2.9 (+) Pro forma DeSPAC related bonus — 0.9 — 5.8 (+) Pro forma related party consultancy services 0.5 3.8 0.5 3.8 Pro forma Adjusted EBITDA 4.6 13.2 131.4 167.8 (/) Pro forma revenue 331.8 338.8 1,756.5 1,929.4 Pro forma Adjusted EBITDA Margin % 1.4% 3.9% 7.5% 8.7% (1) USD/BRL average period exchange rate used to translate our results to USD : 4 . 952 for FY 4 Q 23 , 5 . 193 for FY 3 Q 23 , 5 . 280 for FY 1 H 23 , 4 . 924 for FY 4 Q 22 , 5 . 226 for FY 3 Q 22 , 5 . 570 for FY 1 H 22 In millions of US dollars 1

13 Highly confidential and trade secret Reconciliation of Adjusted Profit (Loss) Reconciliation of Adjusted Net Profit 4Q22 4Q23 FY22 FY23 Profit/Loss for the Period (27.0) (19.3) 17.1 (43.7) (+) M&A expenses 0.9 0.8 3.0 2.1 ( - ) Gain on bargain purchases — — (3.3) — (+) Nasdaq Listing expenses — — — 61.5 (+) Stock Option Plan — 0.5 — 2.8 (+) DeSPAC bonus — 0.9 — 5.8 (+) Related party consultancy services 0.5 3.8 0.5 3.8 Adjusted Net Profit/Loss (25.6) (13.3) 17.3 32.3 (/) Revenue 227.8 265.5 1,448.0 1,794.8 Adjusted Net Profit/Loss Margin % - 11.2% - 5.0% 1.2% 1.8% (1) USD/BRL average period exchange rate used to translate our results to USD : 4 . 952 for FY 4 Q 23 , 5 . 193 for FY 3 Q 23 , 5 . 280 for FY 1 H 23 , 4 . 924 for FY 4 Q 22 , 5 . 226 for FY 3 Q 22 , 5 . 570 for FY 1 H 22 In millions of US dollars 1